

MITCHELL ENERGY ADVISORS

Mitchell Energy Advisors, LLC. Assertions

Mitchell Energy Advisors, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Mitchell Energy Advisors, LLC.

I, Mike Mitchell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Mike Mitchell, COO/FINOP

January 4, 2016

7515 Greenville Ave., Suite 905 • Dallas, Texas 75231 • (469) 916-7480 • (469) 916-7489 Fax